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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   2  )*
                                           -----


                              ReSound Corporation
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  0007611941
                   -----------------------------------------
                                 (CUSIP Number)

Louise Chan, Cagen Holdings Limited
26th Floor, CDW Building, 388 Castle Peak Road
Tsuen Wan, N.T., HONG KONG                              011-852-2522-6141
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 21, 1996
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

                          EXHIBIT INDEX IS ON PAGE 6.

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- -----------------------                                  ---------------------
  CUSIP NO. 0007611941                  13D                PAGE 2 OF 8 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cagen Holdings Limited

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      See explanation next page                                 (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
      TO ITEMS 2(d) OR 2(E)
 5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6
      British Virgin Islands
- ------------------------------------------------------------------------------
                         SOLE VOTING POWER

                     7
     NUMBER OF            771,650
                   -----------------------------------------------------------
      SHARES             SHARED VOTING POWER

   BENEFICIALLY      8

     OWNED BY      -----------------------------------------------------------
                         SOLE DISPOSITIVE POWER
       EACH
                     9
    REPORTING            771,650
                   -----------------------------------------------------------
      PERSON             SHARED DISPOSITIVE POWER

       WITH          10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11
      771,650
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [_]
      SHARES*
12


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.7%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


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Amendment No. 2 to Schedule 13D
- -------------------------------

Cagen Holdings Limited (the "Reporting Person"), hereby amends, as set forth below, its Statement on Schedule 13D, filed January 3, 1996 (the "Statement"), as amended by Amendment No. 1 thereto filed May 13, 1996, relating to the Common Stock (the "Stock") of ReSound Corporation, a California corporation ("ReSound"). Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed to them in the Statement.

Explanation to page 2, item 2:

The Reporting Person, The Mingly Corporation Limited and Charter Ventures II, L.P., purchased Convertible Promissory Notes of ReSound on February 21, 1995, and the Reporting Person and Charter Ventures II, L.P., purchased additional Convertible Promissory Notes and Warrants of ReSound on November 21, 1995. Although the Reporting Person's investments occurred at the same time as these other investments, the Reporting Person evaluated these investments separately from such other persons and the Reporting Person has no agreement or understanding with such other persons with regard to acquiring, holding or disposing of the Stock.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Items 5 (a) and (b) of the Statement are hereby amended by deleting the information set forth thereunder and substituting therefor the following:

The beneficial ownership of Stock by the Reporting Person, calculated in accordance with Rule 13d-3(d)(1)(i) and based on 15,783,258 shares of Stock outstanding as of May 6, 1996 as reported by the issuer in its Form 10-Q for the quarterly period ended March 31, 1996, is as follows:

771,650 shares (4.7% of class), which represents: (1) 600,000 shares issuable upon conversion of the principal amount under a $6,000,000 Convertible Promissory Note of ReSound due February 21, 2000 purchased by the Reporting Person on February 21, 1995, ("Note I") and previously reported in the Statement; (2) 38,897 shares issuable upon exercise of a warrant to purchase Stock acquired by the Reporting Person on November 21, 1995 (the "Warrant") and previously reported in the Statement; and (3) 132,753 shares issuable upon conversion of the principal amount and accrued interest as of June 21, 1996, under a $1,000,000 Convertible Promissory Note of ReSound due July 1, 1996 purchased by the Reporting Person on November 21, 1995 ("Note II"). The principal amount of and accrued interest under Note II was converted by the Reporting Person on June 21, 1996.

The Reporting Person has sole voting and sole dispositive power over all of the shares reported above as beneficially owned.

                               Page 3 of 8 pages
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Item (c) of the Statement is hereby amended by adding the following:

On June 21, 1996, the Reporting Person acquired 132,753 shares of Stock upon conversion of the $1,000,000 principal amount under Note II together with $23,856.12 of accrued interest, at the conversion price of $7.7125 per share set forth in Note II.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On June 21, 1996, the Reporting Person received a letter from ReSound in which
(i) ReSound waived the provision of Note II restricting conversion prior to July 1, 1996, (ii) in the event Note II was converted prior to July 1, 1996, ReSound agreed that it would pay, in addition to any other amounts due under the Note II, interest accruing from the date of conversion through July 1, 1996, and
(iii) ReSound agreed to use its best efforts to file and cause the SEC to declare effective a registration statement with regard to shares issuable upon conversion of Note I, Note II and the Warrant not later than 90 days after June 29, 1996.

See the material filed in response to Item 7, which is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1.  Letter dated June 21, 1996 to the Reporting Person from ReSound.

                               Page 4 of 8 pages
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Signature
- ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 1996


                                       CAGEN HOLDINGS LIMITED

                                       By: /s/ Louise Chan
                                           --------------------
                                       Name: Louise Chan
                                       Title: Deputy Company Secretary

                               Page 5 of 8 pages
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                               INDEX TO EXHIBITS
                               -----------------


Exhibit                 Description                                    Page
- -------                 -----------                                    ----
1.                      Letter dated June 21, 1996 from ReSound
                        Corporation to Cagen Holdings Limited.           7

                               Page 6 of 8 pages